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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            SURGE GLOBAL ENERGY, INC.

                                (Name of Issuer)

                         Common Stock, $0.001 par value

                         (Title of Class of Securities)

                                   86880T 10-0

                                 (CUSIP Number)

                                   David Perez
                      Chairman and Chief Operating Officer
                            Surge Global Energy, Inc.
                           12220 El Camino Real, #410
                           San Diego, California 92130
                                 (858) 704-5010

                                 With a copy to:

                              John D. Tishler, Esq.
                     Sheppard, Mullin, Richter & Hampton LLP
                        12544 High Bluff Drive, Suite 300
                           San Diego, California 92130
                                 (858) 720-8900
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                November 30, 2004

             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          David Perez
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            *(a)  |_|
                                                                       (b)  |_|
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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS*

          OO
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    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e) |_|

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    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
     NUMBER OF
       SHARES                 1,775,000
                     -----------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER
      OWNED BY
                              0
        EACH         -----------------------------------------------------------
     REPORTING          9     SOLE DISPOSITIVE POWER

       PERSON                 1,775,000
        WITH         -----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,775,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES* |X|

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

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ITEM 1.  SECURITY AND ISSUER.

         (a) The name of the issuer is Surge Global Energy, Inc., a Delaware corporation (the "COMPANY").

         (b) The address of the Company's principal executive office is 12220 El Camino Real, #410, San Diego, California 92130.

         (c) The title of the class of securities to which this statement relates is the common stock, $0.001 par value, of the issuer (the "COMMON STOCK").

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is filed by David Perez.

         (b)-(c) Mr. Perez is presently Chairman and Chief Operating Officer of the Company. Mr. Perez's business address is 12220 El Camino Real, #410, San Diego, California 92130.

         (d) During the last five years, Mr. Perez has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Perez has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Perez is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         On November 4, 2004, Mr. Perez was appointed to the Company's Board of Directors. In connection with such appointment, Mr. Perez was granted a ten-year option to purchase 400,000 shares of common stock at an exercise price of $0.65 per share. The option vested as to 275,000 of such shares immediately, and will vest as to the remaining 125,000 shares on November 4, 2005. On November 20, 2004, the Board of Directors elected Mr. Perez as Chairman of the Board and Chief Operating Officer.

         On November 30, 2004, the Company entered into an employment agreement with Mr. Perez (the "EMPLOYMENT AGREEMENT"). Under the Employment Agreement, Mr. Perez also became entitled to, and was granted on November 30, 2004, an option to purchase 3,000,000 shares of Common Stock at an exercise price of $.65 per share. The option has a life of ten years, subject to continuing service with the Company. This option vested as to 1,000,000 of such shares immediately, and the balance will vest monthly over two years from the date of grant.

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         On November 30, 2004, the Company also issued to Mr. Perez an option to purchase 600,000 shares of common stock at an exercise price of $0.65 per share. The option has a life of ten years, subject to continuing service with the Company. The option vests monthly over three years from the date of grant.


ITEM 4.  PURPOSE OF TRANSACTION.

         As described in Item 3 above, which description is incorporated herein by reference in response to this Item 4, the securities acquired by Mr. Perez were given in consideration of his services as a Director and as Chairman and Chief Operating Officer of the Company.

         Mr. Perez does not have any plans or proposals that would relate to any of the matters enumerated in clauses (a) through (j) of this Item 4. Notwithstanding the above, Mr. Perez may, in his capacity as an executive officer and/or director of the Company, have plans or proposals relating to the matters enumerated in clauses (a) through (j) of this Item 4 and to such extent Mr. Perez declines to indicate such plans or proposals, and disclaims any obligation to update such disclosure, except to the extent they derive from his status as a stockholder instead of an Executive Officer and/or Director. In addition, Mr. Perez may, at any time and from time to time, and reserves the right to, acquire additional securities of the Company, dispose of any such securities of the Company or formulate plans or proposals regarding the Company or its securities, to the extent deemed advisable by Mr. Perez in light of his general investment policy, market conditions or other factors.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, Mr. Perez may be deemed to beneficially own an aggregate of 1,775,000 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act, representing approximately 7.0% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

         (b) Mr. Perez may be deemed to have sole power to direct the vote and the sole power to direct the disposition of the 1,775,000 shares of Common Stock beneficially owned directly by him.

         (c) Mr. Perez has not effected any transactions in shares of Common Stock during the past 60 days. Notwithstanding the foregoing, the Company has engaged in various transactions which make Mr. Perez eligible for Additional Options under the Employment Agreement, as described in Item 6 below. The Board of Directors has not yet granted such Additional Options, and accordingly, Mr. Perez disclaims beneficial ownership of such securities.

         (d) Not applicable.

         (e) Not applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

         Under the Employment Agreement, Mr. Perez is entitled to receive additional options ("Additional Options") for a number of shares equal to 14.3% of any additional equity the Company issues, subject to exceptions for stock dividends, stock splits, shares issued to employees, directors and consultants pursuant to board-approved compensation plans, shares issued in a public offering, shares issued for business combinations and up to 200,000 shares issued to certain vendors. The Employment Agreement provides that the additional options are to have an exercise price equal to the price the issued securities are sold or deemed sold, will be immediately vested, and will have a life of ten years, subject to continuing service with the Company.

         The Employment Agreement also provides that the Company will make amendments to the Employment Agreement as Mr. Perez may reasonably require in order to comply with Section 409A of the Internal Revenue Code, as interpreted by regulations or administrative guidance issued by the Treasury Department or Internal Revenue Service. Mr. Perez anticipates that amendments will be required to his stock options in the Company, since such options were granted with exercise prices below fair market value on the dates of grant. In addition, Mr. Perez anticipates an amendment to the Employment Agreement so as to require the exercise price of Additional Options that he is entitled to receive under his Employment Agreement to be no less than fair market value on the date of grant. Mr. Perez may be entitled to additional benefits under the Employment Agreement as a result of these amendments, but such additional benefits have not yet been determined.

         Mr. Perez believes he is entitled to Additional Options for shares of Common Stock resulting from Company issuances of equity securities between November 30, 2004 and March 29, 2005, but as a result of the above-described amendments required and the possible additional benefits to be received by Mr. Perez, the number of shares to be subject to such options and the exercise price for such options have not yet been determined, and Mr. Perez disclaims beneficial ownership of any shares that may be purchased upon exercise of such options.

         In the event the Company terminates the employment of Mr. Perez without cause, or Mr. Perez terminates his employment for certain defined reasons including the Company's default under the Employment Agreement or a reduction in his duties or responsibilities, Mr. Perez will be entitled to an acceleration of vesting on all stock options he holds, and such options will remain exercisable for their full term. Mr. Perez will not be entitled to the foregoing severance benefits if he resigns due to non-payment of accrued base compensation before such time as the Company have raised at least $2 million in financing following the date of the Employment Agreement.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit
       Number                            Description of Exhibit
       ------                            ----------------------

         4.1 Directors Common Stock Purchase Option dated November 4, 2004 relating to 400,000 shares of Common Stock.

         4.2 Notice of Grant of Stock Option (Non-Plan Option) dated November 30, 2004 relating to 600,000 shares of Common Stock.

         4.3 Notice of Grant of Stock Option (Non-Plan Option) dated November 30, 2004 relating to 3,000,000 shares of Common Stock.

         4.4 Form of Stock Option Agreement (Non-Plan Option). (Incorporated by reference to the Company's Form 8-K filed on December 6, 2004).

         4.5      Employment Agreement dated November 30, 2004.


                                      -6-

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                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                           MARCH 29, 2005
                                           -------------------------
                                           DATE


                                           /s/ DAVID PEREZ
                                           -------------------------
                                           SIGNATURE


                                           DAVID PEREZ, INDIVIDUALLY
                                           -------------------------
                                           NAME/TITLE


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